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[BELZBERG TECHNOLOGIES INC. LOGO]

                           Belzberg Technologies Inc.
                        40 King Street West - Suite 3400
                               Toronto, ON M5H 3Y2
Telephone:  (416) 360-1812                                  Fax:  (416) 360-0039

Toronto Stock Exchange Symbol: BLZ



Re: Results For The Six Months Ended June 30, 2001


August 28, 2001

Dear Shareholders

We are pleased to enclose our financial statements for the six months ended June 30, 2001. Your company had record revenues both in the quarter just ended and for the six months year to date in 2001. Revenues increased for the seventh consecutive quarter to $6,455,000, up 41% from the first quarter of fiscal 2001 and up 150% from the prior year.

Revenue for the six months was $11,022,000, compared to $5,037,000 in 2000, an increase of 118%.

We expanded our customer base this quarter by increasing the breadth of products and destinations our clients need for successful trading. This continuing plan for the growth of your company is creating one of the highest revenue growth stocks on the TSE but is being financed primarily by the Company's internal cash flow, thereby ensuring a continuing strong balance sheet as the Company dramatically gains market share.

Revenue growth in the quarter was driven primarily by the newly formed options division, with a $1,200,000 contribution. Belzberg customers can now access the options markets via electronic routing to the five major U.S. options exchanges through the Company's new Options Electronic Communications Network (ECN), and through its floor brokerage operation on the CBOE. We are pleased to report to you that our options division is already profitable. During this quarter, close to 4% of the contracts on the Chicago Board Options Exchange were processed by our options division.

We officially opened our United Kingdom subsidiary in London, England and began routing orders from Europe through to North America. We also began establishing our Montreal office in Canada, and commenced significant expansion of our premises and of our network facilities in New York, Chicago, and Toronto in the quarter.

The Company's overall operations during the second quarter were about break even, with a loss from operations of $70,000 as Belzberg continues to successfully invest in sales and marketing efforts, primarily associated with the opening of the UK office and expansion efforts. The Company finds both subscriptions revenues and per share and options contract transaction revenues to be very stable and recurring, and our expansion into wider markets will increase this revenue base. In the quarter we reinvested our cash flow into the business in order to continue to capture market share and enjoy large growth.

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[BELZBERG TECHNOLOGIES INC. LOGO]

                           Belzberg Technologies Inc.
                        40 King Street West - Suite 3400
                               Toronto, ON M5H 3Y2
Telephone:  (416) 360-1812                                  Fax:  (416) 360-0039



The Company posted a net loss of $956,000 in the quarter and negative EBITA of $327,000. The net loss was primarily attributed to non-cash expenses, such as amortization of capital equipment. The balance was due to one-time infrastructure costs related to installation of back-up communications lines and non-recurring expenses related to the Company's successful application to the SEC for status as a reporting issuer in the United States.

The Company maintains a strong balance sheet with $9.1 million in cash and short-term investments, and no long-term debt except for capital leases of $1.6 million.

Belzberg Technologies creates the software and networks to enable seamless, direct-access routing and execution of trades to stock exchanges and other marketplaces for financial institutions in the United States, Canada, and Europe. The firm's client-base includes 110 leading U.S. and international brokerage houses and financial institutions such as Merrill Lynch; Weiss, Peck & Greer; State Street; HSBC; and five major Canadian banks.

We appreciate your support and confidence as we continue to build our Company.


With Regards,



Sidney Belzberg,
Chairman and CEO